Exhibit 99.3
MANAGEMENT’S REPORT

The consolidated financial statements of Penn West Energy Trust were prepared by management in accordance with accounting principles generally accepted in Canada. In preparing the consolidated financial statements, management has made estimates because a precise determination of certain assets and liabilities is dependent on future events. The financial and operating information presented in this report is consistent with that shown in the consolidated financial statements.

Management maintains a system of internal controls to provide reasonable assurance that all assets are safeguarded and to facilitate the preparation of relevant, reliable and timely financial records for the preparation of statements.

The consolidated financial statements have been examined by the external auditors and approved by the Board of Directors. The Board of Directors’ financial statement related responsibilities are fulfilled through the Audit Committee. The Audit Committee is composed entirely of independent directors. The Audit Committee recommends appointment of the external auditors to the Board of Directors, ensures their independence, and approves their fees. The Audit Committee meets regularly with management and the external auditors to discuss reporting and control issues and to ensure each party is properly discharging its responsibilities. The external auditors have full and unrestricted access to the Audit Committee to discuss their audit and their related findings as to the integrity of the financial reporting process.

/s/ William E. Andrew	/s/ Murray R. Nunns	/s/ Todd H. Takeyasu

William E. Andrew	Murray R. Nunns	Todd H. Takeyasu
Chief Executive Officer	President and COO	Executive Vice President and CFO

March 17, 2011

2010 ANNUAL FINANCIAL STATEMENTS 1

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Penn West Petroleum Ltd. (formerly the Unitholders of Penn West Energy Trust)

We have audited the accompanying consolidated financial statements of Penn West Energy Trust and its subsidiaries, which comprise the consolidated balance sheets as at December 31, 2010 and 2009, the consolidated statements of operations and retained earnings (deficit) and cash flows for the years then ended, and notes comprising a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinions.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Penn West Energy Trust and its subsidiaries as at December 31, 2010 and 2009 and the results of their operations and their cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

/s/ KPMG LLP

Chartered Accountants
Calgary, Canada
March 17, 2011

2010 ANNUAL FINANCIAL STATEMENTS 2

Penn West Energy Trust
Consolidated Balance Sheets

	As at December 31
(CAD millions)	2010	2009

Assets
Current
Accounts receivable (note 3)	$386	$371
Future income taxes (note 11)	17	37
Other (note 3)	87	101
	490	509

Deferred funding obligation (note 4)	678	-
Property, plant and equipment (note 5)	10,180	11,347
Goodwill (note 6)	2,020	2,020
	12,878	13,367
	$13,368	$13,876

Liabilities and unitholders’ equity
Current
Accounts payable and accrued liabilities (note 3)	$743	$515
Distributions payable	41	63
Risk management (note 10)	62	130
	846	708
Long-term debt (note 7)	2,496	3,219
Convertible debentures (note 8)	255	273
Asset retirement obligations (note 9)	653	568
Risk management (note 10)	64	21
Future income taxes (note 11)	855	1,169
	5,169	5,958
Unitholders’ equity
Unitholders’ capital (note 12) (Units outstanding 2010 – 459,682,249, 2009 – 421,638,737)	9,177	8,451
Contributed surplus (note 12)	138	123
Deficit	(1,116)	(656)
	8,199	7,918
	$13,368	$13,876

Contractual obligations and commitments (note 16)
Subsequent events (notes 7, 10 and 21)

See accompanying notes to the audited consolidated financial statements.

Approved on behalf of the Board of Directors of Penn West Petroleum Ltd.:

/s/ John A. Brussa	/s/ James C. Smith

John A. Brussa	James C. Smith
Chairman	Director

2010 ANNUAL FINANCIAL STATEMENTS 3

Penn West Energy Trust
Consolidated Statements of Operations and Retained Earnings (Deficit)

	Years ended December 31
(CAD millions, except per unit amounts)	2010	2009

Revenues
Oil and natural gas	$3,054	$2,859
Royalties	(545)	(495)
	2,509	2,364

Risk management gain (loss) (note 10)
Realized	(20)	344
Unrealized	23	(554)
	2,512	2,154
Expenses
Operating (note 13)	959	979
Transportation	33	34
General and administrative (note 13)	181	168
Financing (notes 7 and 8)	174	161
Depletion, depreciation and accretion	1,338	1,556
Unrealized risk management (gain) loss (note 10)	(2)	39
Unrealized foreign exchange gain	(82)	(186)
Transaction costs	4	-
Gain on currency contracts (note 10)	-	(75)
	2,605	2,676
Loss before taxes	(93)	(522)

Taxes
Future income tax recovery (note 11)	(319)	(378)

Net and comprehensive income (loss)	$226	$(144)

Retained earnings (deficit), beginning of year	$(656)	$329
Distributions declared (note 14)	(686)	(841)
Deficit, end of year	$(1,116)	$(656)

Net income (loss) per unit (note 15)
Basic	$0.51	$(0.35)
Diluted	$0.50	$(0.35)
Weighted average units outstanding (millions)
Basic	441.8	412.9
Diluted	447.6	412.9

See accompanying notes to the audited consolidated financial statements.

2010 ANNUAL FINANCIAL STATEMENTS 4

Penn West Energy Trust
Consolidated Statements of Cash Flows

	Years ended December 31
(CAD millions)	2010	2009

Operating activities
Net income (loss)	$226	$(144)
Depletion, depreciation and accretion (note 5)	1,338	1,556
Future income tax recovery (note 11)	(319)	(378)
Unit-based compensation (note 13)	47	52
Unrealized risk management (gain) loss (note 10)	(25)	593
Unrealized foreign exchange gain	(82)	(186)
Asset retirement expenditures	(53)	(65)
Change in non-cash working capital (note 17)	85	(27)
	1,217	1,401

Investing activities
Additions to property, plant and equipment	(1,187)	(688)
Acquisitions of property, plant and equipment	(637)	(32)
Dispositions of property, plant and equipment	1,148	401
Change in non-cash working capital (note 17)	155	(79)
	(521)	(398)

Financing activities
Decrease in bank loan	(1,101)	(687)
Proceeds from issuance of notes (note 7)	460	238
Issue of equity	557	280
Distributions paid	(591)	(799)
Redemption of convertible debentures	-	(4)
Repayment of acquired facilities (note 18)	(21)	(31)
	(696)	(1,003)

Change in cash	-	-
Cash, beginning of year	-	-
Cash, end of year	$-	$-

Interest paid	$147	$147
Income taxes recovered	$(1)	$(3)

See accompanying notes to the audited consolidated financial statements.

2010 ANNUAL FINANCIAL STATEMENTS 5

Penn West Energy Trust
Notes to the Consolidated Financial Statements

(All tabular amounts are in millions except numbers of units, per unit amounts, percentages and various figures in Note 10)

1. Structure of Penn West

On January 1, 2011, Penn West Energy Trust (“Penn West” or the “Trust”) completed its plan of arrangement under which Penn West converted from an income trust to a corporation, Penn West Petroleum Ltd. (the “Company”) which is operating under the trade name of Penn West Exploration. These consolidated financial statements are presented under Penn West’s former structure, as an income trust, as at and for the years ended December 31, 2010 and 2009. For more information on the conversion to a corporation, refer to Note 21, Subsequent event.

As at December 31, 2010, Penn West was an open-ended, unincorporated investment trust governed by the laws of the Province of Alberta, Canada. The business of Penn West and the Company is to indirectly explore for, develop and hold interests in petroleum and natural gas properties through investments in securities of subsidiaries and, in the situation of the Trust, net profit interests in oil and natural gas properties. As at December 31, 2010 Penn West owned 100 percent of the equity, directly or indirectly, of the entities that carry on the oil and natural gas business of Penn West, except for an unincorporated joint venture arrangement (the “Peace River Oil Partnership”) in which Penn West’s wholly owned subsidiaries hold a 55 percent interest. The activities of these entities, with the exception of the Peace River Oil Partnership, were financed through interest-bearing notes from Penn West and third-party debt as described in Notes 7 and 8. The business activities of the Company are expected to be substantively the same as those of the Trust.

Pursuant to the terms of net profit interest agreements (the “NPIs”), Penn West, while an income trust, was entitled to royalty payments from certain subsidiary entities equal to essentially all of the proceeds of the sale of oil and natural gas production less certain deductions. Under the terms of the NPIs, the deductions were in part discretionary, included the requirement to fund capital expenditures and asset acquisitions, and were subject to certain adjustments for asset dispositions.

Under the terms of its trust indenture applicable while an income trust, Penn West was required to make distributions to unitholders in amounts at least equal to its taxable income consisting of interest on notes, the NPIs, and any inter-corporate distributions and dividends received, less certain expenses and deductions.

2. Significant accounting policies

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

a) Principles of consolidation

These consolidated financial statements include the accounts of Penn West and its wholly owned subsidiaries and partnerships. Results from acquisitions are included in Penn West’s reported results from the date of close.

b) Other current assets

Other current assets include deposits, prepayments and inventory. Inventories are valued at the lower of cost and net realizable value.

2010 ANNUAL FINANCIAL STATEMENTS 6

c) Property, plant and equipment

i)	Capitalized costs
The full cost method of accounting for oil and natural gas operations is followed whereby all costs of acquiring, exploring for and developing oil and natural gas reserves are capitalized. These costs include lease acquisition, geological and geophysical, exploration and development and related equipment costs. Proceeds from the disposition of oil and natural gas properties are accounted for as a reduction of capitalized costs, with no gain or loss recognized unless such disposition results in a 20 percent or more change in the depletion and depreciation rate.

ii)	Depletion and depreciation
Depletion and depreciation of resource properties is calculated using the unit-of-production method based on production volumes before royalties in relation to total proved reserves as estimated or audited by independent petroleum engineers. Natural gas volumes are converted to equivalent oil volumes based upon the relative energy content of six thousand cubic feet of natural gas to one barrel of oil. Total depletable costs include estimated future costs to be incurred in developing proved reserves and exclude estimated equipment salvage values and the lower of cost and market value of unevaluated properties. Significant natural gas processing facilities, net of estimated salvage values, are depreciated using the declining balance method over the estimated useful lives of the facilities.

iii)	Ceiling test
The recoverability of accumulated costs in a cost centre is assessed based on undiscounted future cash flows from proved reserves, using forecast prices, and the cost of unproved properties. If accumulated costs are assessed to be not fully recoverable, the cost centre is written down to its fair value estimated as the present value of expected future cash flows, using forecast prices, from proved and probable reserves and the carrying cost of unproved properties. Expected future cash flows are discounted at Penn West’s estimated risk free rate.

iv)	Asset retirement obligations
The fair value of legal obligations for property abandonment and site restoration are recognized as a liability on the balance sheet as incurred with a corresponding increase to the carrying amount of the related asset. The recorded liability increases over time to its future amount through accretion charges included in depletion, depreciation and accretion. Revisions to the estimated amount or timing of the obligations are reflected as increases or decreases to the recorded liability. Asset retirement expenditures, up to the recorded liability at the time, are charged to the liability. Amounts capitalized to the related assets are amortized to income consistent with the depletion or depreciation of the underlying asset.

The estimates in ii) and iii) and iv) are based on volumes and reserves calculated based on forecast sales prices, costs and regulations expected at the end of the fiscal year (except for significant natural gas processing facilities).

d) Joint operations

A significant portion of Penn West’s exploration and development activities are conducted jointly with others. The accounts reflect only Penn West’s proportionate interest in such activities.

Penn West entered into the Peace River Oil Partnership during the second quarter of 2010. This arrangement is accounted for using the proportionate consolidation method with Penn West recognizing its 55 percent share of revenues, expenses, assets and liabilities. Please refer to Note 4 below.

2010 ANNUAL FINANCIAL STATEMENTS 7

e) Financial instruments

Financial instruments are measured at fair value on the balance sheet upon initial recognition of the instrument. Measurement in subsequent periods depends on which of the following categories the financial instrument has been classified: held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other financial instruments.

Subsequent measurement and changes in fair value will depend on initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in income; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in Other Comprehensive Income (“OCI”) until the instrument or a portion thereof is derecognized or impaired at which time the amounts would be recorded in income; and held to maturity financial assets, loans and receivables and other financial liabilities are measured at amortized cost. Penn West currently has no items requiring separate disclosure as OCI.

Cash and cash equivalents are designated as held-for-trading and are measured at carrying value, which approximates fair value due to the short-term nature of these instruments. Accounts receivable and accrued receivables are designated as loans and receivables. Accounts payable and accrued liabilities, distributions payable, convertible debentures and long-term debt are designated as other financial liabilities. All risk management assets and liabilities are derivative financial instruments designated as held-for-trading.

f) Enhanced oil recovery

The value of proprietary injectants is not recognized as revenue until reproduced and sold to third parties. The cost of injectants purchased from third parties for miscible flood projects is included in property, plant and equipment. These injectant costs are amortized as depletion and depreciation over the period of expected future economic benefit on a unit-of-production basis. Costs associated with the production of proprietary injectants are charged to income.

g) Foreign currency translation

Monetary items, such as accounts receivable and long-term debt, are translated to Canadian dollars at the rate of exchange in effect at the balance sheet date. Non-monetary items, such as property, plant and equipment, are translated to Canadian dollars at the rate of exchange in effect when the transactions occurred. Revenues and expenses denominated in foreign currencies are translated at the average exchange rate in effect during each period. Foreign exchange gains or losses on translation are included in income.

2010 ANNUAL FINANCIAL STATEMENTS 8

h) Unit-based compensation

Penn West has a Trust Unit Rights Incentive Plan (“TURIP”), as outlined in Note 13. Compensation expense for the plan is based on the fair value of rights granted, amortized over the remaining vesting periods on a straight-line basis. A Binomial Lattice option-pricing model is used to determine the fair value of rights when granted. Costs in respect of the Employee Retirement Savings Plan are expensed as incurred.

In the first quarter of 2010, Penn West implemented a Long-Term Retention and Incentive Plan as outlined in Note 13. Compensation expense for the plan is based on an intrinsic cost calculation on each balance sheet date using the awards outstanding and Penn West’s unit price from the Toronto Stock Exchange. The awards are expensed over the vesting period based on a graded vesting schedule. Subsequent increases and decreases in the underlying unit price results in increases and decreases, respectively, to the accrued obligation until settlement. Adjustments to the accrued obligation are recorded in compensation expense during the period.

i) Revenue recognition

Revenues from the sale of crude oil, natural gas liquids and natural gas are recognized when title passes from the Company to purchasers.

j) Income taxes

Penn West uses the asset and liability method of accounting for future income taxes. Temporary differences are calculated assuming that the financial assets and liabilities will be settled at their carrying amount. Future income taxes are computed on temporary differences using substantively enacted income tax rates expected to apply when future income tax assets and liabilities are realized or settled. Penn West is taxable on income in excess of distributions and certain other deductions and expenses.

k) Goodwill

Goodwill is recorded on a business combination when the total purchase consideration exceeds the fair value of the net identifiable assets and liabilities of the acquired entity. Goodwill is not amortized and the balance is assessed for impairment on an annual basis at December 31 or more frequently if circumstances arise that indicate impairment may have occurred. If impairment exists, the impairment amount is charged to income.

The impairment test consists of two steps. First, the fair value of Penn West is compared to the carrying amount, including goodwill, to identify a potential impairment. Fair value is determined using the market price of outstanding trust units on the balance sheet date. If the fair value is greater than the carrying amount, goodwill is considered not impaired and the second step is not required. When the carrying amount exceeds the fair value, the second step requires the implied fair value of the goodwill to be compared to its carrying amount. The implied fair value of goodwill is computed by assigning fair values to the identifiable assets and liabilities of Penn West as if it had been acquired in a business combination. If the carrying amount of goodwill exceeds its implied fair value, an impairment loss equal to the excess is recognized in the period.

l) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of any contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the period. Actual results may differ materially from those estimates.

2010 ANNUAL FINANCIAL STATEMENTS 9

Significant estimates are included in the determination of the provisions for depletion and depreciation of petroleum and natural gas assets, asset retirement obligations including the accretion thereof and future income taxes. Depletion and the ceiling test are based on estimates of reserves, which by their nature include estimates of future production rates, oil and gas prices and costs, as well as other assumptions. The measurement of the asset retirement obligation involves the use of estimates and assumptions including the discount rate, the expected life of the asset and/or field and the future abandonment costs. The calculation of future income taxes is based on a number of assumptions including estimating the future periods in which temporary differences, tax losses and other tax credits will reverse and the use of substantively enacted tax rates at the balance sheet date. These and other estimates are subject to measurement uncertainty and the effect on the financial statements of changes in these estimates could be material.

m) Transportation expense

Transportation relates to costs paid by Penn West for the shipping of natural gas, crude oil and NGLs from the wellhead to the point of title transfer. These costs are recognized as transportation is incurred.

n) Per unit calculations

Penn West follows the treasury stock method to compute the dilutive impact of equity instruments. The treasury stock method assumes that the proceeds received from the pro forma exercise of in-the-money trust unit rights are used to purchase trust units at average market prices.

Penn West follows the “if converted” method to compute the dilutive impact of the convertible debentures which assumes the outstanding debentures have been converted at the later of the beginning of the period or issuance.

o) Embedded derivatives

An embedded derivative is a component of a contract that affects the terms in relation to another factor, for example rent costs that fluctuate with oil prices. These “hybrid” contracts are considered to consist of a “host” contract plus an embedded derivative. The embedded derivative is separated from the host contract and accounted for as a derivative only if certain conditions are met. These include:
•	the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract,
•	the embedded instrument, if separated, meets the definition of a derivative,
•	the hybrid contract is not measured at fair value or designated as held for trading.

Penn West currently has no material embedded derivatives.

p) Comprehensive income

Comprehensive income is defined as the change in equity from transactions and other events from non-owner sources and consists of net income and OCI. OCI refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with generally accepted accounting principles. Penn West currently has no items requiring separate disclosure as OCI on a statement of Comprehensive Income.

q) Transaction costs

Transaction costs related to acquisitions and divestiture activities and financing transactions are charged to income.

2010 ANNUAL FINANCIAL STATEMENTS 10

r) Future Accounting Pronouncements

In January 2006, the Canadian Accounting Standards Board (the “AcSB”) announced its decision to replace Canadian GAAP with International Financial Reporting Standards (“IFRS”) for all Canadian Publicly Accountable Enterprises (“PAEs”), including Penn West. On February 13, 2008, the AcSB confirmed January 1, 2011 as the transition date for PAEs to commence reporting under IFRS. Although IFRS is principles-based and uses a conceptual framework similar to Canadian GAAP, there are significant differences and choices in accounting policies, as well as increased disclosure requirements under IFRS.

In July 2009, the International Accounting Standards Board (“IASB”) issued amendments to IFRS 1 “First-time adoption of IFRS” providing exemptions for first-time adopters. Under these amendments, oil and gas companies can elect to use historical cost under a previous GAAP as the deemed cost for oil and gas assets on the transition date to IFRS.

3. Working capital components

	As at December 31
	2010	2009
Components of accounts receivable
Trade	$70	$93
Accruals	316	274
Other	-	4
	$386	$371
Components of other assets
Prepaid expenses	$66	$70
Inventory	21	31
	$87	$101
Components of accounts payable and accrued liabilities
Accounts payable	$168	$149
Royalty payable	70	77
Capital accrual	285	130
Operating accrual	173	123
Other	47	36
	$743	$515

2010 ANNUAL FINANCIAL STATEMENTS 11

4. Deferred funding obligation

Peace River Oil Partnership

On June 1, 2010, Penn West entered a partnership agreement to develop oil assets in the Peace River area in Alberta. Pursuant to the agreement, Penn West contributed assets with a fair value of $1.8 billion for a 55 percent interest in the partnership. Penn West received cash consideration of $312 million upon closing and received an additional $505 million in future commitments from Penn West’s partner to fund its share of future capital and operating expenses in the Peace River Oil Partnership. As at December 31, 2010, approximately $473 million of deferred funding obligation remained.

Cordova Joint Venture

On September 23, 2010, Penn West entered into a joint venture agreement to develop its unconventional natural gas assets located in the Cordova Embayment and certain conventional assets located at its Wildboy play in northeastern British Columbia. Penn West sold a 50 percent interest in the assets for cash consideration of approximately $250 million upon closing and approximately $205 million in future commitments from Penn West’s partner for its share of future capital costs in the joint venture. As at December 31, 2010, approximately $205 million of deferred funding remained.

5. Property, plant and equipment

	As at December 31
	2010	2009
Oil and natural gas properties, including production and processing equipment	$18,055	$17,929
Accumulated depletion and depreciation	(7,875)	(6,582)
Net book value	$10,180	$11,347

In addition to Penn West’s net share of capital overhead recoveries, capital additions included approximately $24 million of staff costs directly attributable to exploration and development activities (2009 – $nil).

In 2010, asset retirement obligations increased by $89 million (2009 - $26 million reduction) reflecting our capital program, net property acquisitions and changes to our future cost estimates. At December 31, 2010, unevaluated property excluded from the depletion base was $395 million (2009 - $393 million) based on the lower of net realizable value and cost, less any impairment. The depletion and depreciation calculation includes future capital costs to develop proved reserves of $1,389 million (2009 - $1,152 million).

2010 ANNUAL FINANCIAL STATEMENTS 12

An impairment test was performed on the costs capitalized to oil and natural gas properties at December 31, 2010 and 2009. On these dates, no impairment was calculated as the estimated undiscounted future net cash flows from proved reserves, using forecast prices, exceeded the carrying amount of the oil and natural gas property interests less the cost of unproved properties.

The following table outlines benchmark prices used in the 2010 impairment test:

	WTI ($US/ bbl)	AECO ($CAD/mcf)	Exchange rate ($US equals $1 CAD)
2011	$88.20	$4.10	0.96
2012	89.07	4.70	0.96
2013	89.38	5.15	0.96
2014	90.44	6.17	0.96
2015 – 2020	$97.56	$6.87	0.96
Thereafter (inflation percentage)	1.8%	1.8%	-

6. Goodwill
	Year ended December 31
	2010	2009
Balance, beginning and end of year	$2,020	$2,020

Penn West recorded goodwill on its acquisitions of Petrofund Energy Trust, Canetic Resources Trust and Vault Energy Trust. Goodwill is subject to impairment testing on at least an annual basis. A goodwill impairment test was performed at December 31, 2010 and 2009 with no impairment noted.

2010 ANNUAL FINANCIAL STATEMENTS 13

7. Long-term debt
	As at December 31
	2010	2009
Bankers’ acceptances and prime rate loans	$773	$1,874

U.S. Senior unsecured notes – 2007 Notes
5.68%, US$160 million, maturing May 31, 2015	159	168
5.80%, US$155 million, maturing May 31, 2017	154	163
5.90%, US$140 million, maturing May 31, 2019	139	147
6.05%, US$20 million, maturing May 31, 2022	20	21
	472	499
Senior unsecured notes – 2008 Notes
6.12%, US$153 million, maturing May 29, 2016	152	160
6.16%, CAD$30 million, maturing May 29, 2018	30	30
6.30%, US$278 million, maturing May 29, 2018	276	292
6.40%, US$49 million, maturing May 29, 2020	49	52
	507	534
UK Senior unsecured notes – UK Notes
6.95%, £57 million, maturing July 31, 2018 (1)	88	97

Senior unsecured notes – 2009 Notes
8.29%, US$50 million, maturing May 5, 2014	50	52
8.89%, US$35 million, maturing May 5, 2016	35	36
9.32%, US$34 million, maturing May 5, 2019	34	36
8.89%, US$35 million, maturing May 5, 2019 (2)	35	37
9.15%, £20 million, maturing May 5, 2019 (3)	31	34
9.22%, €10 million, maturing May 5, 2019 (4)	13	15
7.58%, CAD$5 million, maturing May 5, 2014	5	5
	203	215
Senior unsecured notes – 2010 Q1 Notes
4.53%, US$28 million, maturing March 16, 2015	27	-
4.88%, CAD$50 million, maturing March 16, 2015	50	-
5.29%, US$65 million, maturing March 16, 2017	64	-
5.85%, US$112 million, maturing March 16, 2020	112	-
5.95%, US$25 million, maturing March 16, 2022	25	-
6.10%, US$20 million, maturing March 16, 2025	20	-
	298	-
Senior unsecured notes – 2010 Q4 Notes
4.44%, CAD$10 million, maturing December 2, 2015	10	-
4.17%, US$18 million, maturing December 2, 2017	18	-
5.38%, CAD$50 million, maturing December 2, 2020	50	-
4.88%, US$49 million, maturing December 2, 2020	49	-
4.98%, US$18 million, maturing December 2, 2022	18	-
5.23%, US$10 million, maturing December 2, 2025	10	-
	155	-

Total long-term debt	$2,496	$3,219

2010 ANNUAL FINANCIAL STATEMENTS 14

(1)	These notes bear interest at 7.78 percent in Pounds Sterling, however, contracts were entered which fixed the interest rate at 6.95 percent in Canadian dollars.
(2)	This portion of the 2009 Notes has equal repayments, beginning in 2013, over the remaining seven years.
(3)	These notes bear interest at 9.49 percent in Pounds Sterling, however, contracts were entered into which fixed the interest rate at 9.15 percent in Canadian dollars.
(4)	These notes bear interest at 9.52 percent in Euros, however, contracts were entered into which fixed the interest rate at 9.22 percent in Canadian dollars.

The Company has a three-year, unsecured, revolving syndicated bank facility with an aggregate borrowing limit of $2.25 billion. The facility expires on April 30, 2013 and is extendible. The credit facility contains provisions for stamping fees on bankers’ acceptances and LIBOR loans and standby fees on unutilized credit lines that vary depending on certain consolidated financial ratios. In 2010, Penn West’s weighted average interest rate under the syndicated bank facility was 2.4 percent (2009 – 1.1 percent). At December 31, 2010, the Company had approximately $1.5 billion of unused credit capacity available.

Letters of credit totalling $2 million were outstanding on December 31, 2010 (2009 - $2 million) that reduced the amount otherwise available to be drawn on the syndicated bank facility.

Financing costs, including interest expense on the syndicated bank facility, the senior unsecured notes and convertible debentures, were $174 million for 2010 (2009 - $161 million). Also included in financing costs are realized losses on interest rate swaps of $21 million for 2010 (2009 - $21 million).

On January 4, 2011, Penn West received the proceeds on the second tranche of its 2010 Q4 Notes for a total of approximately US$75 million. The aggregate principal of the 2010 Q4 Notes was approximately US$230 million.

The estimated fair value of the outstanding unsecured notes was as follows:
	As at December 31
	2010	2009
2007 Notes	$500	$508
2008 Notes	557	558
UK Notes	87	99
2009 Notes	239	247
2010 Q1 Notes	309	-
2010 Q4 Notes	151	-
Total	$1,843	$1,412

8. Convertible debentures

Penn West’s outstanding balances and estimated fair values for the unsecured, subordinated convertible debentures were as follows:
	As at December 31
	2010	2009
Total	$255	$273

Total fair value (1)	$262	$277

(1)	Based on quoted market value.

2010 ANNUAL FINANCIAL STATEMENTS 15

At December 31, 2010, Penn West had the following unsecured, subordinated convertible debentures outstanding classified as a liability. The equity component was insignificant. Penn West has the option of settling the convertible debentures in cash or equity.

Description of security	Symbol	Maturity date	Conversion price (per unit)	Redemption prices (per $1,000 face value)
7.2% Convertible	PWT.DB.E	May 31, 2011	$75.00	$1,025 May 31, 2010 to maturity
6.5% Convertible extendible	PWT.DB.F	Dec. 31, 2011	$51.55	$1,025 Dec. 31, 2010 to maturity

During 2010, $18 million of convertible debentures matured and were settled in units (2009 – $7 million), none were redeemed and settled in units (2009 – $12 million) and none were redeemed and settled in cash (2009 – $4 million).

	Balance, Dec. 31, 2008	Redeemed	Matured	Balance, Dec. 31, 2009	Matured	Balance, Dec. 31, 2010
PWT.DB.B – 8.0%	$7	$-	$(7)	$-	$-	$-
PWT.DB.C – 8.0%	16	(16)	-	-	-	-
PWT.DB.D – 6.5%	18	-	-	18	(18)	-
PWT.DB.E – 7.2%	26	-	-	26	-	26
PWT.DB.F – 6.5%	229	-	-	229	-	229
Total	$296	$(16)	$(7)	$273	$(18)	$255

9. Asset retirement obligations

Total asset retirement obligations are based upon the present value of Penn West’s net share of estimated future costs on legal obligations to abandon and reclaim all wells and facilities. The estimates were made by management using external consultants assuming current costs, technology and enacted legislation.

At December 31, 2010, the total estimated amount to settle Penn West’s asset retirement obligations on an uninflated and undiscounted basis was $2.6 billion (2009 - $2.4 billion) and on an inflated and undiscounted basis was $4.5 billion (2009 - $4.0 billion). The asset retirement obligation was determined by applying an inflation factor of 2.0 percent (2009 - 2.0 percent) and the inflated amount was discounted using a credit-adjusted rate of 7.0 percent (2009 - 7.0 percent) over the expected useful life of the underlying assets, currently extending up to 50 years into the future with an average life of 22 years. Future cash flows from operating activities are expected to fund the obligations.

2010 ANNUAL FINANCIAL STATEMENTS 16

Changes to asset retirement obligations were as follows:
	Year ended December 31
	2010	2009
Balance, beginning of year	$568	$614
Net liabilities incurred (disposed) during the year	44	(26)
Increase in liability due to change in estimate	45	-
Liabilities settled during the year	(53)	(65)
Liabilities acquired during the year	4	3
Accretion charges	45	42
Balance, end of year	$653	$568

10. Risk management

Financial instruments included in the balance sheets consist of accounts receivable, fair values of derivative financial instruments, current liabilities, convertible debentures and long-term debt. Except for the senior, unsecured notes described in Note 7 and the convertible debentures described in Note 8, the fair values of these financial instruments approximate their carrying amounts due to the short-term maturity of the instruments, the mark to market values recorded for the financial instruments and the market rate of interest applicable to the bank facility.

A detailed discussion of the key business risks faced by Penn West, which include normal market risk inherent in the oil and natural gas business, commodity price risk, foreign currency rate risk, credit risk, interest rate risk and liquidity risk, is included in the Management’s Discussion and Analysis for the year ended December 31, 2010 under the heading “Business Risks”. The disclosure under that heading is hereby incorporated by reference into, and forms an integral part of, these financial statements.

Penn West’s revenue from the sale of crude oil, natural gas liquids and natural gas is directly impacted by changes to the underlying commodity prices. To ensure that funds flows are sufficient to fund planned capital programs and distributions, collars or other financial instruments may be utilized. Collars ensure that commodity prices realized will fall into a contracted range for a contracted sales volume. Forward power contracts fix a portion of future electricity costs at levels determined to be economic by management.

Crude oil sales are referenced to or denominated in US dollars. Crude oil prices realized in Canadian dollars are accordingly impacted directly by Canadian dollar to US dollar exchange rates. A portion of Penn West’s long-term debt is denominated in US dollars, Pounds Sterling and Euros and is affected by foreign exchange fluctuations. From time to time, Penn West may use financial instruments to fix future foreign exchange rates.

Nearly all of the accounts receivable are with customers in the oil and natural gas industry and are subject to normal industry credit risk. Penn West, from time to time, uses various types of financial instruments to reduce its exposure to fluctuating oil and natural gas prices, electricity costs, foreign exchange rates and interest rates. The use of these instruments exposes Penn West to credit risks associated with the possible non-performance of counterparties to derivative instruments. Penn West limits this risk by transacting primarily with counterparties that are members of our banking syndicate or that have investment grade ratings.

Variations in interest rates directly impact interest costs. From time to time, Penn West may increase the certainty of future interest rates by using financial instruments to swap floating interest rates for fixed rates or by transacting in fixed interest rate instruments.

2010 ANNUAL FINANCIAL STATEMENTS 17

Penn West utilizes financial and capital forecasting programs to ensure credit facilities are sufficient relative to forecast debt levels, distribution and capital program levels are appropriate, and that financial covenants will be met. Penn West continuously monitors capital markets to identify opportunities to optimize its debt capital structure.

The fair values of all outstanding financial commodity, power, interest rate and foreign exchange contracts are reflected on the balance sheet with the changes during the period recorded in income as unrealized gains or losses.

As at December 31, 2010 and 2009, the only asset or liability measured at fair value on a recurring basis was the risk management asset and liability, which was valued based on quoted prices in markets that are not active or based on prices that are observable for the asset or liability (“Level 2 inputs”).

The following table reconciles the changes in the fair value of financial instruments outstanding:

	Year ended December 31
Risk management	2010	2009
Balance, beginning of year	$(151)	$442
Unrealized gain (loss) on financial instruments:
Commodity collars	23	(554)
Electricity swaps	8	(25)
Interest rate swaps	(3)	32
Foreign exchange forwards	16	(51)
Cross currency swaps	(19)	5
Fair value, end of year	$(126)	$(151)

Total fair value consists of the following:
Fair value, end of year – current portion	$(62)	$(130)
Fair value, end of year – long-term portion	(64)	(21)
Total fair value, end of year	$(126)	$(151)

Based on December 31, 2010 pricing, a $1.00 change in the price per barrel of liquids would change the pre-tax unrealized risk management gain by $15 million.

The following table reconciles the changes in the fair value of financial instruments including the realized component (cash settlement) in the year:

	Year ended December 31
Risk management	2010	2009
Balance, beginning of year	$(151)	$442
Realized (gain) loss – commodity contracts	20	(344)
Unrealized gain (loss) – commodity contracts	3	(210)
Realized loss – other	35	37
Unrealized loss – other	(33)	(76)
Total fair value, end of year	$(126)	$(151)

2010 ANNUAL FINANCIAL STATEMENTS 18

Penn West had the following financial instruments outstanding as at December 31, 2010. Fair values were determined using external counterparty information, which is compared to observable market data.

	Notional volume	Remaining term	Pricing	Fair value
Crude oil
WTI Collars	35,000 bbls/d	Jan/11 – Dec/11	US$80.06 to $91.98/bbl	$(70)
WTI Collars	15,000 bbls/d	Jan/12 – Dec/12	US$83.67 to $96.32/bbl	(17)
Electricity swaps
Alberta Power Pool	90 MW	Jan/11 – Dec/11	$63.16/MWh	(10)
Alberta Power Pool	45 MW	Jan/12 – Dec/12	$53.02/MWh	(2)
Alberta Power Pool	30 MW	Jan/12 – Dec/13	$54.60/MWh	(1)
Alberta Power Pool	20 MW	Jan/13 – Dec/13	$56.10/MWh	-
Alberta Power Pool	50 MW	Jan/14 – Dec/14	$58.50/MWh	(2)
Interest rate swaps
	$500	Jan/11 – Dec/11	1.61%	(1)
	$600	Jan/11 – Jan/14	2.71%	(13)
	$50	Jan/11 – Jan/14	1.94%	-
Foreign exchange forwards
19-month term	US$378	Jan/11 – Dec/11	1.06085 CAD/USD	23
8-year term	US$80	2015	1.01027 CAD/USD	1
10-year term	US$80	2017	1.00016 CAD/USD	1
12-year term	US$70	2019	0.99124 CAD/USD	1
15-year term	US$20	2022	0.98740 CAD/USD	-
Cross currency swaps
10-year term	£57	2018	2.0075 CAD/GBP, 6.95%	(28)
10-year term	£20	2019	1.8051 CAD/GBP, 9.15%	(6)
10-year term	€10	2019	1.5870 CAD/EUR, 9.22%	(2)

Total				$(126)

In 2011, Penn West entered into crude oil collars for 6,000 barrels per day for the period of March 2011 to December 2011 at US$79.50 per barrel to US$122.13 per barrel and on 10,000 barrels per day for 2012 at US$85.50 per barrel to US$115.56 per barrel. Additionally in 2011, Penn West entered into foreign exchange forward contracts to fix approximately $128 million of future US denominated senior, unsecured note repayments at an exchange rate of 1.0150 CAD/USD.

A realized loss of $14 million (2009 - $16 million) on electricity contracts has been included in operating costs for 2010.

Realized gains and losses on the interest rate swaps are recorded as financing costs. In 2010, an expense of $21 million (2009 – $21 million) was recorded to recognize the reduction in short-term floating interest rates compared to the fixed interest rates and terms transacted under our financial instruments.

In 2009, Penn West realized gains of $75 million on foreign exchange forward contracts related to oil collars.

2010 ANNUAL FINANCIAL STATEMENTS 19

11. Income taxes

As at December 31, 2010, the total future income tax liability of $838 million (2009 - $1,132 million) consisted of a $17 million current future income tax asset (2009 - $37 million) and an $855 million long-term future income tax liability (2009 - $1,169 million). The current portion of the future income tax asset represents future income taxes attributable to the unrealized risk management liability.

The net future income tax liability is comprised of the following:
	As at December 31
	2010	2009
Future income tax liabilities
Property, plant and equipment	$(1,671)	$(1,875)
Future income tax assets
Risk management	32	39
Asset retirement obligations	165	146
Non-capital losses	636	558
Net future income tax liability	$(838)	$(1,132)
Future income tax asset	17	37
Future income tax liability	$(855)	$(1,169)

As an income trust, Penn West maintained an income tax status that permitted it to deduct distributions to unitholders.

The provision for income taxes reflects an effective tax rate that differs from the combined federal and provincial statutory tax rate as follows:
	Year ended December 31
	2010	2009
Loss before taxes	$(93)	$(522)
Combined statutory tax rate	28.4%	29.5%
Computed income tax recovery	$(26)	$(154)
Increase (decrease) resulting from:
Net income attributable to the trust	(109)	(150)
Tax basis retained on restructuring	(177)	-
Tax rate reductions	-	(65)
Unit-based compensation	13	15
Unrealized foreign exchange	(12)	(29)
Previously unrecognized capital losses	-	(21)
Adjustment for previously enacted tax rates	1	54
Other	(9)	(28)
Future income tax recovery	$(319)	$(378)

Other includes the impact of true-ups to tax filings, prior year assessments received in the current year and revisions of previous estimates.

2010 ANNUAL FINANCIAL STATEMENTS 20

12. Unitholders’ equity

a) Authorized

i) An unlimited number of Voting Trust Units, which are redeemable at the option of the unitholder.

ii) An unlimited number of Special Voting Units, which enable Penn West to provide voting rights to holders of any exchangeable shares that may be issued by any direct or indirect subsidiaries of the Trust. Except for the right to vote, the Special Voting Units do not confer any rights.

Trust units are redeemable at any time at the option of the unitholder. The redemption price is equal to the least of 95 percent of the closing market price on the date the units were tendered for redemption, 95 percent of the volume weighted average market price for the 10 days immediately after the date the units were tendered for redemption, or 95 percent of the closing market price on the date of redemption. Total redemptions are limited to $250,000 in any calendar month, subject to waiver at the discretion of the administrator. If the limitation is not waived, the amount payable in excess of the $250,000 will be settled by the distribution of redemption notes to the redeeming unitholders by Penn West.

Penn West has a Distribution Reinvestment and Optional Trust Unit Purchase Plan (the “DRIP”) that provides eligible unitholders the opportunity to reinvest monthly cash distributions into additional units at a potential discount. Units are issued from treasury at 95 percent of the 10-day volume-weighted average market price when available. When units are not available from treasury they are acquired in the open market at prevailing market prices.

Unitholders who participate in the DRIP may also purchase additional units, subject to a monthly maximum of $5,000 and a minimum of $500. Optional cash purchase units are acquired, without a discount, in the open market at prevailing market prices or issued from treasury at the 10-day volume-weighted average market price.

b) Issued
Unitholders’ capital	Units	Amount
Balance, December 31, 2008	386,504,586	$7,976
Issued on exercise of trust unit rights (1)	414,745	9
Issued to employee trust unit savings plan	2,579,500	37
Issued to distribution reinvestment plan	8,221,146	111
Issued to settle convertible debentures	1,498,247	19
Issued on trust unit offering (net of issue costs/tax)	17,731,000	240
Issued on Reece acquisition	4,689,513	59
Balance, December 31, 2009	421,638,737	$8,451
Issued on exercise of trust unit rights (1)	5,530,841	123
Issued to employee trust unit savings plan	2,025,699	42
Issued to distribution reinvestment plan	6,040,183	117
Issued to settle convertible debentures	922,580	18
Issued on trust unit offering (net of issue costs/tax)	23,524,209	426
Balance, December 31, 2010	459,682,249	$9,177

(1)	The exercise of trust unit rights is reflected as a reduction of contributed surplus and an increase to unitholders’ capital.

2010 ANNUAL FINANCIAL STATEMENTS 21

Special Voting Units

No Special Voting Units were issued or outstanding.

c) Contributed Surplus

Recorded contributed surplus related to the TURIP

	Year ended December 31
	2010	2009
Balance, beginning of year	$123	$75
Unit-based compensation expense	47	52
Benefit on rights exercised (1)	(32)	(4)
Balance, end of year	$138	$123

(1)	The exercise of trust unit rights is reflected as a reduction of contributed surplus and an increase to unitholders’ capital.

13. Unit-based compensation

TURIP

Penn West has a unit rights incentive plan that allows Penn West to issue rights to acquire trust units to directors, officers, employees and other service providers. Under the terms of the plan, the number of trust units reserved for issuance shall not exceed 10 percent of the aggregate number of issued and outstanding trust units of Penn West. The grant price of unit rights is administered to be equal to the volume-weighted average trading price of the trust units on the Toronto Stock Exchange for a five-trading-day period subsequent to the date of entitlement. If certain conditions are met, the exercise price per unit may be reduced by deducting from the grant price the aggregate of all distributions, on a per unit basis, paid by Penn West after the grant date. Rights granted under the plan prior to November 13, 2006 vest over a five-year period and expire six years after the date of the grant. Rights granted subsequent to this date generally vest over a three-year period and expire four years after the date of the grant.

Trust unit rights	Number Outstanding	Weighted Average Exercise Price	Weighted Average Grant Date Fair Value
Outstanding, December 31, 2008	25,818,380	$22.88	$5.05
Granted	10,889,310	12.88	1.72
Exercised	(414,745)	13.38	2.17
Forfeited	(4,476,787)	21.68	4.99
Balance before reduction of exercise price	31,816,158	19.75	3.95
Reduction of exercise price for distributions paid	-	(2.10)	-
Outstanding, December 31, 2009	31,816,158	$17.65	$3.95
Granted	7,689,930	19.90	3.55
Exercised	(5,530,841)	16.38	3.98
Forfeited	(2,609,769)	18.22	4.40
Balance before reduction of exercise price	31,365,478	18.38	3.82
Reduction of exercise price for distributions paid	-	(1.50)	-
Outstanding, December 31, 2010	31,365,478	$16.88	$3.82

2010 ANNUAL FINANCIAL STATEMENTS 22

At December 31, 2010, exercisable trust unit rights totalled 13,895,742 (2009 - 11,155,528) at a weighted average exercise price of $17.52 (2009 - $20.01) and a weighted average grant date fair value of $4.48 (2009 - $4.92).

Unit Rights Outstanding				Unit Rights Exercisable
Range of Grant Prices	Number Outstanding	Weighted Average Exercise Price (1)	Weighted Remaining Contractual Life (years) (2)	Number Exercisable	Weighted Average Exercise Price (1)
$9.00 - $15.99	7,849,736	$9.51	2.3	1,962,731	$9.54
$16.00 - $22.99	8,709,206	19.25	3.1	663,972	15.93
$23.00 - $29.99	9,920,765	17.60	1.0	7,233,343	16.87
$30.00 - $36.99	3,827,991	21.95	0.9	3,169,566	21.69
$37.00 - $44.99	1,057,780	26.93	1.4	866,130	26.94
	31,365,478	$16.88	1.9	13,895,742	$17.52

(1)	Exercise prices are adjusted for distributions if certain conditions are met. The weighted average exercise price reflects the distribution adjustments, if any.
(2)	Rights granted under the plan prior to November 13, 2006 expire after 6 years; rights granted after this date expire after 4 years.

Long-term retention and incentive plan (“LTRIP”)

Penn West implemented an LTRIP in the first quarter of 2010 that allows Penn West employees to receive cash consideration based on Penn West’s unit price. Eligible employees receive a grant of a specific number of trust units that vest over a three-year period with the cash value paid to the employee on each anniversary date. The cash consideration paid will vary depending upon the performance of the Penn West trust unit price on the Toronto Stock Exchange. If the service requirements are met, the cash consideration paid is based on the number of LTRIP awards vested and the five-day weighted average trading price of the trust units prior to the vest date plus cash distributions declared by Penn West during the vesting period.

	Year ended December 31
LTRIP awards	2010	2009
Outstanding, beginning of year	-	-
Granted	740,985	-
Forfeited	(40,316)	-
Outstanding, end of year	700,669	-

2010 ANNUAL FINANCIAL STATEMENTS 23

Unit-based compensation expense

Unit-based compensation expense related to the TURIP is based on the fair value of rights issued on the grant date amortized over the remaining vesting period on a straight-line basis. Under the LTRIP, unit-based compensation is based on the intrinsic cost of the awards granted and is amortized based on a graded vesting schedule. The total unit-based compensation expense was allocated to operating expense and general and administrative expense as follows:

	Year ended December 31
	2010	2009
TURIP
Operating expense	$11	$13
General and administrative expense	36	39
LTRIP
Operating expense	4	-
General and administrative expense	4	-
Unit-based compensation expense	$55	$52

The unit price used in the intrinsic cost calculation as at December 31, 2010 was $23.84 (2009 – N/A).

A Binomial Lattice option-pricing model was used to determine the fair value of trust unit rights granted under the TURIP with the following fair value per trust unit right and weighted average assumptions:

	Year ended December 31
	2010	2009
Average fair value of trust unit rights granted (per unit)	$3.55	$1.72
Expected life of trust unit rights (years)	3.0	3.0
Expected volatility (average)	32.2%	32.1%
Risk-free rate of return (average)	2.3%	2.1%
Distribution yield (1)	6.8%	11.9%

(1)	Represents distributions declared as a percentage of the Penn West’s market price at the balance sheet date.

The expected volatility of the trust unit rights was based on the historical unit price volatility of Penn West. The expected life of the trust unit rights was based on expected exercise patterns and the forfeiture rate was based on historical employee forfeiture patterns.

Employee Retirement Savings Plan

Penn West has an employee trust unit savings plan for the benefit of all employees. Under the savings plan, employees may elect to contribute up to 10 percent of their salary and Penn West matches these contributions at a rate of $1.50 for each $1.00. Both the employee’s and Penn West’s contribution are used to acquire Penn West trust units. Up to December 31, 2010, these trust units could be issued from treasury at the five-day volume weighted trading price preceding the calendar month-end based on the Toronto Stock Exchange or purchased in the open market at prevailing market prices. Effective January 1, 2011, common shares will be purchased in the open market at prevailing market prices under this plan. During 2010, 2,025,699 treasury units (2009 – 2,579,500) were contributed to the plan at an average of $20.73 per unit (2009 – $14.53) and a total cost of $42 million (2009 – $37 million). No trust units were purchased in 2010 or 2009.

2010 ANNUAL FINANCIAL STATEMENTS 24

14. Distributions payable to unitholders

Under the terms of its trust indenture, Penn West is required to make distributions to unitholders in amounts at least equal to its taxable income consisting of interest on notes, the NPIs, and any inter-corporate distributions and dividends received, less certain expenses and deductions. Distributions may be monthly or special and in cash or in trust units at the discretion of the Board of Directors.

	Year ended December 31
Accumulated cash distributions	2010	2009
Balance, beginning of year	$4,501	$3,660
Distributions declared	686	841
Balance, end of year	$5,187	$4,501

Distributions per unit (1)	$1.56	$2.04
Accumulated cash distributions per unit, beginning of year	16.22	14.18
Accumulated cash distributions per unit, end of year	$17.78	$16.22

(1)	Represents the annual sum of the per unit amounts declared monthly to unitholders.

15. Per unit amounts

The weighted average number of trust units used to calculate per unit amounts was:

	Year ended December 31
	2010	2009
Basic	441,813,114	412,945,381
Diluted Impact	5,800,081	-
Diluted	447,613,195	412,945,381

The treasury stock method, using the average volume-weighted market price of trust units for each interim period, was applied to compute the number of dilutive units. In addition, contracts including convertible debentures that could be settled in cash or trust units are assumed to be settled in trust units if unit settlement is more dilutive.

For 2010, 16.4 million trust units (2009 – 31.8 million) that would be issued under the TURIP and 4.8 million trust units (2009 – 5.3 million) that would be issued on the conversion of the convertible debentures were excluded in calculating the weighted average number of diluted trust units outstanding at they were considered anti-dilutive.

2010 ANNUAL FINANCIAL STATEMENTS 25

16. Contractual obligations and commitments

We are committed to certain payments over the next five calendar years as follows:

	2011	2012	2013	2014	2015	Thereafter
Long-term debt	$-	$-	$778	$60	$251	$1,407
Transportation	26	15	14	9	5	-
Transportation ($US)	4	4	4	4	4	-
Power infrastructure	30	10	10	10	10	14
Drilling rigs	9	5	3	1	-	-
Purchase obligations (1)	13	13	13	11	10	8
Interest obligations	154	138	119	106	96	270
Office lease (2)	$71	$68	$66	$61	$60	$539

(1)	These amounts represent estimated commitments of $51 million for CO2 purchases and $17 million for processing fees related to interests in the Weyburn Unit.
(2)	Future office lease commitments will be reduced by sublease recoveries totalling $413 million.

Penn West’s syndicated credit facility is due for renewal on April 30, 2013. If Penn West is not successful in renewing or replacing the facility, it could be required to repay all amounts then outstanding on the facility or enter other loans including term bank loans. In addition, Penn West has an aggregate of $1.7 billion in senior notes maturing between 2014 and 2025. Penn West continuously monitors its credit metrics and maintains positive working relationships with its lenders and agents.

Convertible debentures with an aggregate principal amount of $255 million were outstanding on December 31, 2010 (2009 - $273 million). The principal amount and a significant portion of the interest payable on convertible debentures may, at the option of Penn West, be settled by the issuance of trust units.

17. Changes in non-cash working capital (increase) decrease

	Year ended December 31
	2010	2009
Accounts receivable	$(15)	$15
Other current assets	14	5
Deferred funding obligation	15	-
Accounts payable and accrued liabilities	226	(126)
	$240	$(106)
Operating activities	$85	$(27)
Investing activities	155	(79)
	$240	$(106)

2010 ANNUAL FINANCIAL STATEMENTS 26

18. Business combinations

Sifton Energy Inc. (“Sifton”) Acquisition

On December 22, 2010, Penn West closed the acquisition of Sifton, a private oil and gas exploration company. The total acquisition cost was approximately $108 million, which included the assumption of approximately $23 million of debt and working capital.

Reece Energy Exploration Corp (“Reece”) Acquisition

On April 30, 2009, Penn West closed the acquisition of Reece Energy Exploration Corp. (“Reece”), an oil and gas exploration company. The acquisition was completed through a Plan of Arrangement wherein Reece shareholders received 0.125 of a Penn West trust unit for each Reece share. The total acquisition cost was approximately $101 million, which included the assumption of approximately $42 million of debt and working capital.

19. Related-party transactions

During 2010, Penn West paid $2 million (2009 – $2 million) of legal fees in the normal course of business to a law firm of which a partner is also a director of Penn West.

20. Capital management

Penn West manages its capital to provide a flexible structure to support production maintenance and organic growth and other operational strategies, maintain a strong financial position to capture business opportunities and maintain a stable distribution profile to its unitholders.

Unitholders’ equity, long-term debt and convertible debentures are defined as capital by Penn West. Unitholders’ equity includes unitholders’ capital, contributed surplus and deficit. Long-term debt includes bank loans and senior unsecured notes.

Management continuously reviews Penn West’s capital structure to ensure the objectives and strategies of Penn West are being met. The capital structure is reviewed based on a number of key factors including, but not limited to, the current market conditions, trailing and forecast debt to capitalization ratios and debt to funds flow and other economic risk factors. Distributions may be monthly or special and in cash or in trust units at the discretion of our Board of Directors.

The Company is subject to certain financial covenants under its unsecured, syndicated credit facility and the senior, unsecured notes. As at December 31, 2010, the Company was in compliance with all financial covenants; as follows:

2010 ANNUAL FINANCIAL STATEMENTS 27

	Year ended December 31
(millions, except ratio amounts)	2010	2009
Components of capital
Unitholders’ equity	$8,199	$7,918
Long-term debt	$2,496	$3,219
Convertible debentures	$255	$273
Ratios
Senior debt to pro forma EBITDA (2)	1.8	2.0
Total debt (9) to pro forma EBITDA (3)	1.9	2.0
Senior debt to capitalization (4)	23%	28%
Total debt (9) to capitalization (5)	23%	28%
Total debt (10) to capitalization (5)	25%	31%
Priority debt to consolidated tangible assets (6)	-	-
Pro forma EBITDA (1)	$1,359	$1,654

Credit facility debt and senior notes	$2,496	$3,219
Letters of credit	2	2
Total senior debt	2,498	3,221
Convertible debentures (7)	26	26
Total debt (9)	2,524	3,247
Convertible debentures (8)	229	247
Total debt (10)	2,753	3,494
Total unitholders’ equity	8,199	7,918
Total capitalization	$10,952	$11,412

(1)	Pro forma includes the effect of significant acquisitions and dispositions completed during the year as if they occurred at the beginning of the period.
(2)	Less than 3:1 and not to exceed 3.5:1 in the event of a material acquisition.
(3)	Less than 4:1.
(4)	Not to exceed 50 percent except in the event of a material acquisition when the ratio is not to exceed 55 percent.
(5)	Not to exceed 55 percent except in the event of a material acquisition when the ratio is not to exceed 60 percent.
(6)	Priority debt not to exceed 15% of consolidated tangible assets.
(7)	Convertible debentures not meeting the requirements for equity classification under lending agreements.
(8)	Convertible debentures not meeting the requirements for equity classification under the 2007 Notes.
(9)
Total debt as defined in the 2008 Notes, UK Notes, 2009 Notes, 2010 Q1 Notes, 2010 Q4 Notes and the syndicated bank facility agreements, which includes convertible debentures that do not meet the requirement for equity classification in these agreements.

(10)	Total debt as defined in the 2007 Notes agreement, which includes convertible debentures that do not meet the requirements for equity classification in this agreement.

2010 ANNUAL FINANCIAL STATEMENTS 28

21. Subsequent event

Effective January 1, 2011, Penn West completed the previously announced plan of arrangement which resulted in its conversion to a publicly traded exploration and production company, Penn West Petroleum Ltd. (the “Company”). As a result of the conversion, the Company will now operate under the trade name of Penn West Exploration. Under the Plan of Arrangement, trust units were exchanged for common shares on a one-to-one basis. The Company was amalgamated under the laws of the Province of Alberta and will continue to carry on its business of oil and natural gas activities throughout western Canada. The Company’s shares commenced trading in January 2011 on the TSX under the symbol “PWT” and on the NYSE, continuing under the symbol “PWE”.

The following changes to Penn West’s financial statements are expected as a result of the conversion in 2011 and subsequent.

Unitholders’ capital

Following the one-to-one exchange of trust units for common shares, Unitholders’ Capital will be re-classified to Shareholders’ Capital.

Elimination of the consolidated deficit

Upon commencement of operations as a corporation, pursuant to the Plan of Arrangement, Penn West’s recorded deficit was eliminated as at January 1, 2011.

Modifications of the TURIP

Under the Plan of Arrangement, the TURIP was amended whereby holders of “in-the-money” trust unit rights on December 31, 2010 could elect to receive, in exchange for each series of TURIP, an option (a “Restricted Option”) and a right (a “Restricted Right”). Both components have the same terms and vesting provisions as a trust unit right and must be exercised simultaneously.

The Restricted Option entitles the option holder to acquire a common share of Penn West at a price of $23.84, the unit price at the close of business on December 31, 2010. Under Canadian GAAP, compensation expense related to the Restricted Option will be recorded at the fair value of the option granted at the grant date, amortized over the remaining vesting period on a straight-line basis.

Restricted Rights entitle holders to an amount equal to the lesser of the market price at the time of exercise and the unit price at the close of business on December 31, 2010 over the adjusted exercise price. The adjusted exercise price is calculated as the original grant price of the former trust unit right, less any cumulative distributions and dividends paid. Upon exercise of the restricted right, holders may elect to receive the value in cash or common shares. The Restricted Right will be accounted for as a liability. Under Canadian GAAP, compensation expense will be based on the intrinsic value of the awards expensed over the remaining life on a graded vesting schedule.

Trust unit rights that were “out-of-the money” on January 1, 2011 or that were not elected by the holder to receive a Restricted Option and a Restricted Right were exchanged for a common share right under the Common Share Rights Incentive Plan (“CSRIP”). Common share rights in the CSRIP will continue to follow the same terms as under the previous TURIP.

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